June 17, 2009

Jay E. Ingram
Branch Chief, Legal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	BlueFire Ethanol Fuels, Inc. Post-effective Amendment No. 1 to Registration Statement on Form S-1 File No.: 333-148199 Filed on: May 18, 2009

Dear Mr. Ingram:

We represent Bluefire Ethanol Fuels, Inc. (“Bluefire” or the “Company”).  By letter dated June 10, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Post-effective Amendment No. 1 to Registration Statement on Form S-1 filed on May 18, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Signatures

1.
Please amend the signature page to include the date of the signature for each person signing the registration statement. You may accomplish this in an amendment to the registration statement which includes the facing page and Part II information with the revised signature page.

ANSWER:
We have amended the signature page to include the date of the signature for each person signing the registration statement. Please note that we accomplished this in amendment No. 2 to the registration statement which includes the facing page and Part II information with the revised signature page.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Joseph M. Lucosky______
 JOSEPH M. LUCOSKY